June 30, 2021

Via EDGAR

Alison T. White Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Boston Trust Walden Funds: File Nos. 33-44964 and 811-06526

Dear Ms. White:

This letter supplements my letter dated June 25, 2021 responding to the staff’s comments on Post-Effective Amendment No. 173 to Boston Trust Walden Funds’ (the “Trust”) Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed on May 4, 2021. As you are aware, the purpose of that filing was to add an additional ESG screen for fossil fuels for the Boston Trust Walden SMID Cap Fund.

In reviewing the staff’s comments and the Amendment, the Trust decided to further revise its Item 4 disclosures for Boston Trust Walden SMID Cap Fund to state the following:

The Adviser assesses the impact that ESG factors may have on revenues, expenses, assets, liabilities, and overall risk. The Fund is subject to ESG screening criteria in which the Adviser excludes companies with significant exposure in alcohol production, coal mining, factory farming, gaming, handguns, nuclear power fuel cycle, prison operations, tobacco manufacturing, and weapons systems, ~~and fossil fuels~~ considering their revenue dependence (share of total revenue derived from undesirable products/services), market share (if a company is a market leader in an undesirable product despite relatively small share of total company revenue), and severity (how proximate the product or service is to the undesirable product—e.g., minor electronic input to a weapon system). Additionally, the Adviser avoids companies whose primary business is to explore, develop, produce, refine, service, distribute, or transport by pipeline fossil fuel resources (coal, oil, and natural gas), or use hydrocarbons to generate electricity for public consumption. The Adviser also exercises its full discretion in evaluating the overall performance of each company.

Michael.Wible@ThompsonHine.com Phone: 614.469.3297

Alison T. White
June 30, 2021

The Trust has further revised its Item 9 disclosures on page 32 of the Prospectus to state the following:

These restrictions preclude these Funds from purchasing companies with significant involvement in:

•	Alcohol production
•	Coal mining
•	Factory farming
•	Gaming
•	Handguns
•	Nuclear power fuel cycle
•	Prison operations
•	Tobacco manufacturing
•	Weapons systems

Additionally, the Boston Trust Walden SMID Cap Fund does not invest in companies whose primary business is to explore, develop, produce, refine, service, distribute, or transport by pipeline fossil fuel resources (coal, oil, and natural gas), or use hydrocarbons to generate electricity for public consumption.

Very truly yours,

/s/

Michael V. Wible